POLSKA TELEFONIA CYFROWA SP. Z O.O.

CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED
MARCH 31, 2001 AND MARCH 31, 2000

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Condensed Consolidated Statements of Operations
                           for the three months ended
                        March 31, 2001 and March 31, 2000
                              (in thousands of PLN)

--------------------------------------------------------------------------------

                                       Notes    Three months        Three months
                                                   ended                ended
                                                 March 31,            March 31,
                                                   2001                 2000
                                                (unaudited)          (unaudited)
                                                                     (restated)


Net sales                                 5         981,154              799,221

Cost of sales                             6       (619,391)            (532,534)
                                              -------------        -------------
Gross margin                                        361,763              266,687

Operating expenses                        6       (206,798)            (167,202)
                                              -------------        -------------
Operating profit                                    154,965               99,485

Interest and other financial income                 190,575              124,710
Interest and other financial expenses             (204,311)            (190,804)
                                              -------------        -------------
Profit before taxation                              141,229               33,391

Taxation charge                                     (4,511)              (1,847)
                                              -------------        -------------
Comprehensive net profit                            136,718               31,544
                                                   ========             ========




          The accompanying notes are an integral part of these condensed consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                      Condensed Consolidated Balance Sheets
                   as at March 31, 2001 and December 31, 2000
                              (in thousands of PLN)

--------------------------------------------------------------------------------


                                       Notes          At                 At
                                                   March 31,        December 31,
                                                     2001               2000
                                                  (unaudited)

Current assets
       Cash and cash equivalents                      221,372             29,465
       Short-term investments                         186,364            191,679
       Debtors and prepayments                        439,074            481,666
       Inventory                                      207,896            209,290
                                                 ------------       ------------
                                                    1,054,706            912,100

Long-term assets
       Tangible fixed assets, net         7         3,708,093          3,514,091
       Intangible fixed assets, net       8         2,290,935          2,314,171
       Financial assets                   9           130,473             96,880
       Deferred cost                      10           99,153            202,747
                                                -------------      -------------
                                                    6,228,654          6,127,889
                                                -------------      -------------
Total assets                                        7,283,360          7,039,989
                                                     ========           ========

Current liabilities                       11          940,986          2,193,034

Long-term liabilities                     12        5,480,339          4,097,642

Deferred tax liability, net                            57,995             60,508

Provisions for liabilities and charges                  1,843              1,858
                                               --------------     --------------
Total liabilities                                   6,481,163          6,353,042
                                               --------------     --------------
Shareholders' equity
       Share capital                                  471,000            471,000
       Additional paid-in capital                     409,754            409,754
       Accumulated deficit                           (78,557)          (193,807)
                                               --------------     --------------
                                                      802,197            686,947
                                               --------------     --------------
Total liabilities and Shareholders' equity          7,283,360          7,039,989
                                                     ========           ========




              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Condensed Consolidated Statements of Cash Flows
                           for the three months ended
                        March 31, 2001 and March 31, 2000
                              (in thousands of PLN)

--------------------------------------------------------------------------------





                                                             Three months ended         Three months ended
                                                               March 31, 2001             March 31, 2000
                                                                (unaudited)                 (unaudited)
                                                                                            (restated)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net profit before taxation                                             141,229                      33,391
Adjustments for:
Depreciation and amortization                                          169,490                     108,518
Charge to provision and write-offs of doubtful debtors                  25,565                      37,623
Charge to provision for inventory                                        2,292                       2,044
Other provisions and special funds                                        (15)                         (1)
Foreign exchange gains, net                                           (99,306)                    (87,235)
Loss on disposal of tangibles and intangibles                              614                       5,826
Interest expense, net                                                   97,523                     120,044
Other                                                                        -                           -
                                                                --------------                ------------
Operating cash flows before working capital changes                    337,392                     220,210

Increase in inventory                                                    (898)                   (135,672)
Decrease/(increase) in debtors, prepayments and                         43,890                    (20,645)
deferred cost
Increase in trade payables and accruals                                 76,585                      64,304
                                                               ---------------                ------------
Cash from operations                                                   456,969                     128,197

Interest paid                                                        (103,227)                    (94,631)
Interest received                                                        5,416                       7,581
Income taxes paid                                                        (732)                           -
                                                               ---------------                ------------
Net cash from operating activities                                     358,426                      41,147

CASH FLOWS USED IN INVESTING ACTIVITIES:

Purchases of intangible fixed assets                                 (503,608)                   (110,083)
Purchases of tangible fixed assets                                   (478,886)                   (278,061)
Proceeds from sale of equipment and intangibles                          1,190                         144
                                                                  ------------                ------------
Net cash used in investing activities                                (981,304)                   (388,000)

CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES:

Proceeds from Bank Credit Facilities and Bridge Loan                 1,678,416                           -
Repayment of Loan facility                                           (836,158)                   (514,802)
Net change in overdraft facility                                      (26,543)                           -
                                                                  ------------                ------------
Net cash from/(used in) financing activities                           815,715                   (514,802)

Net increase/(decrease) in cash and cash equivalents                   192,837                   (861,655)

Effect of foreign exchange changes on cash and cash                      (930)                     (5,262)
equivalents

Cash and cash equivalents at beginning of period                        29,465                   1,095,509
                                                                  ------------                ------------
Cash and cash equivalents at end of period                             221,372                     228,592
                                                                       =======                     =======


              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
             Condensed Consolidated Statements of Changes in Equity
             for three months ended March 31, 2001, March 31, 2000,
                              (in thousands of PLN)
--------------------------------------------------------------------------------


                                       Share Capital       Additional      Accumulated deficit        Total
                                                         paid-in capital

Balance at January 1, 2000                  471,000                  -          (303,194)              167,806

Comprehensive net profit for the                  -                  -             31,544               31,544
period

                                         ----------         ----------      -------------           ------------

Balance at March 31, 2000                   471,000                  -          (271,650)              199,350
(unaudited)                                  ======             ======            =======              =======
(restated)


                                       Share Capital       Additional      Accumulated deficit         Total
                                                         paid-in capital

Balance at January 1, 2001                  471,000            409,754         (193,807)*               686,947

Effect of adopting IAS 39 (see
Note 3a)                                          -                  -           (21,468)              (21,468)

Comprehensive net profit for the                  -                  -            136,718               136,718
period
                                         ----------         ----------      -------------
                                                                                                    ------------
Balance at March 31, 2001                   471,000            409,754           (78,557)               802,197
(unaudited)                                  ======             ======             ======                ======


* The amount of PLN 193,807 representing accumulated deficit as at January 1, 2001 includes PLN 11,736 (decrease of accumulated deficit) of the revenue recognition retrospective adjustment (see Note 3b).



              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

1.       Incorporation and Principal Activities

         Polska Telefonia Cyfrowa Sp. z o.o. (the "Company") was incorporated under Polish Law as a limited liability company based on a Notarial Act dated December 20, 1995. The Company is located in Warsaw, Al. Jerozolimskie 181 and was registered in the Regional Court in Warsaw, XVI Commercial Department on December 27, 1995.

         The principal activities of the Company are providing cellular telephone communication services in accordance with the GSM 900 and 1800 licenses granted by the Minister of Communications and the sale of cellular telephones and accessories compatible with its cellular services. On December 20, 2000 the Minister of Communications granted the Company a license to provide telecommunication services according to the UMTS standard. The license allows starting operations of relevant services not earlier than January 1, 2003 but not later than January 1, 2004.

         The principal activities of the Company are not seasonal or cyclical.

         The Company generates and expends cash through its operating activities mostly in Polish zloty ("PLN"). Majority of the receivables and the large part of its short-term liabilities are PLN denominated. Therefore, the Management has designated the PLN as the reporting (functional) currency of the Company.

         These condensed consolidated financial statements, which include the financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly owned subsidiaries, PTC International Finance B.V. and PTC International Finance (Holding) B.V. were authorized for issue by Management Board of Polska Telefonia Cyfrowa Sp. z o.o. on July 23, 2001.

2.       Significant financial events

         On February 20, 2001 the Company signed a loan facility agreement with the consortium of banks ("Bank Consortium") organized by Deutsche Bank AG London, Deutsche Bank Polska S.A., Dresdner Bank Luxembourg S.A. and the European Bank of Reconstruction and Development ("Bank Credit Facilities"). The Bank Credit Facilities were signed in order to support the GSM business and UMTS development and to refinance the Loan facility arranged in 1997 with Citibank N.A. (see Note 12).

         On April 24, 2001 the Registration Court in Warsaw registered the pledge on substantially all of Company's assets in favour of Deutsche Bank Polska S.A., as the Security Agent of the Bank Consortium.

         On March 30, 2001 the Company signed the senior subordinated bridge facility agreement organized by Deutsche Bank AG London ("Bridge Facility") to fund approximately one third of the UMTS License installment due on March 30, 2001. The Bridge Facility was repaid in the second quarter of 2001.

         On May 25, 2001, the Bank Consortium that organized the Bank Credit Facilities accepted the UMTS business plan of the Company. This approval means that there are no restrictions on the Company's utilization of funds available under these facilities for UMTS operational and capital expenditures.

         On May 8, 2001, the Company finalized its third long-term Notes issuance for the amount of EUR 200 million that will mature on May 1, 2008. Proceeds from Notes issuance were used to partially repay the Bank Credit Facilities in the amount of EUR 150 million and the Bridge Facility in the amount of EUR 28 million.

3.       Accounting Standards

         These interim condensed consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of the interim consolidated financial statements are consistent with those used in the annual consolidated financial statements for the year ended December 31, 2000. In the opinion of the Management all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation have been included. These condensed interim financial statements should be read in a conjunction with the 2000 consolidated financial statements and the related notes.

         At January 1, 2001 the Company adopted IAS 39 - Financial Instruments:
         Recognition and Measurements ("IAS 39"). The effect of adopting of IAS 39 is summarized in the condensed consolidated statement of changes in the shareholders' equity and further information is disclosed in the Notes.

         In the first quarter of 2001 the Company applied new revenue recognition policy related to multiple-element contacts. The effect of the application is disclosed in the following Notes.

         a.       Adoption of IAS 39

         The Company adopted IAS 39 on January 1, 2001. This standard establishes principles for recognizing and measurement financial assets and financial liabilities.

         At the beginning of year 2001, the Company applied the identification and valuation criteria required by the standard. Any adjustment of the previous carrying amount was recognized as an adjustment of the balance of retained earnings at the beginning of the year 2001.

         The adoption of IAS 39 resulted as at January 1, 2001 in an increase of accumulated deficit of PLN 21,468, which was due to following adjustments:

           Options embedded in Long-term Notes                          (22,174)
           Initial treatment of transaction costs                          5,632
           Derivatives embedded in finance lease contracts              (11,715)
           Derivatives split from rental contracts                         6,789
                                                                     -----------
                                                                        (21,468)
                                                                         =======

         a.       Adoption of IAS 39 (continued)

         Recognition and measurement

         In accordance with IAS 39, all financial assets and financial liabilities are recognized in the balance sheet. All these financial assets and liabilities are initially measured at cost, which is the fair value of the consideration given or received to acquire the financial asset or liability (plus certain hedging gains and losses). All "regular way" purchases of financial assets are accounted at trade date.

         The table below presents the measurement categorization of financial assets and liabilities

Category                      Balance sheet item          Measurement
Financial assets
---------------------------   -------------------------   ----------------------
Held for trading              Cash and cash equivalent    Fair value
                              Derivatives                 Fair value model using
                                                          market data
Held to maturity              Short-term investments      Amortized costs
                              and long term investments

Loans and receivables
originated by the enterprise  Trade and other debtors     Original recorded cost

Financial Liabilities

Held for trading              Forward contracts           Fair value model using
                                                          market data

                              Index swaps                 Fair value model using
                                                          market data
                              Note options                Fair value model


Non-trading liabilities       License liabilities         Amortized cost

                              Construction payables       Original recorded cost

                              Trade and other creditors   Original recorded cost

                              Long-term Notes             Amortized cost

                              Bank Credit Facilities      Costs plus accrued
                                                          interest
                              Overdrafts                  Costs plus accrued
                                                          interest
                              Accruals                    Original recorded cost




         Foreign exchange forward contracts  ("Forward contracts")

         The Company enters into derivative financial instruments such as forward contracts to hedge its exposure against foreign currency fluctuations on liabilities denominated in foreign currencies (see Note 11 and 14). Forward contracts are valued in the balance sheet at their fair value and are presented in other current assets or liabilities. The fair value is calculated using a model supported with quoted market forward rates prevailing at the end of the period and comparing that with the original amount calculated by using the contractual forward rates prevailing at the beginning of the contract.

a.       Adoption of IAS 39 (continued)

         The Company has not applied hedge accounting for forward contracts in the financial statements. Forward contracts in the financial statements are treated as derivative financial instruments held for trading purposes and gains or losses resulting from fair value or realization of these transactions are included in the consolidated statements of operations. The forward contracts are used according to the Company's hedging policy and strategy.
         The Company has applied IAS 39 principles to forward contracts before January 1, 2001.

         Embedded derivatives

         The embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified by a variable. The Company separates the embedded derivatives from the host contracts and accounts for as derivatives if the following conditions are met:
         - the economic characteristics together with risks of the embedded derivatives and the host contracts are not closely related,
         - a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative,
         - the hybrid instrument is not measured as fair value with changes in fair value reported in net profit or loss.

         o Options embedded in the long- term Notes ("Note options")

         Long-term Notes issued by the Company have embedded derivatives - options of issuer and holders (see Notes 9,14). The issuer options are separated from host contracts and accounted for as a derivative under IAS 39.

         The valuation of Note options is done with the use of binominal model. The model is based on backward induction methodology using replication rule, stating that an option can be replaced by portfolio of base instruments at their present value. The options are presented in the balance sheet under financial assets caption and gains and losses arising from changes in their fair value are included in the statement of operation for the period.

         As at January 1, 2001 the Company recognized the options value at PLN 18,077. The respective adjustment resulted in an increase of the Notes liabilities by PLN 46,874 and an increase of the accumulated deficit by PLN 22,174, net of a tax benefit.

         o Derivatives embedded in finance lease contracts ("Index swaps")

         The Company has bifurcated the derivatives from its finance leasing agreements signed on March 25, 1997. These derivatives swap payments based on Consumer Price Index ("CPI") into interest-based payments. CPI is not related to an inflation in the Company's own economic environment. Thus, the embedded derivatives are not closely related to the host contracts. The fair value of Index swaps is estimated using a model based on discounting estimated future cash flows at money market interest rates.

         a.       Adoption of IAS 39 (continued)

         The Index swaps are presented in the balance sheet under long- term caption and gains and losses arising from the changes in fair value are recorded in the statement of operations for the period As at January 1, 2001 the Company separated the Index swaps from the leasing liabilities and recognized with a negative fair value of PLN 35,962 as derivatives under long-term liabilities caption. As a result the finance leasing liabilities decreased by PLN 20,748. The respective adjustment of retained earnings resulted in an increase of the accumulated deficit by PLN 11,715, net of a tax benefit.

         o Derivatives split from rental contracts ("Rental derivatives")

         According to IAS 39 the Company has bifurcated the derivatives embedded in the foreign currency denominated rental contracts. These contracts are a firm commitment of the Company and none of the parties to the contracts uses foreign currency in its primary economic environment. Some of these contracts include also indexing of lease payments according to changes in a Consumer Price Index, which is not related to the Company's own economic environment.

         The Company has separated the embedded derivatives and measured them at the fair value using models based on discounting estimated future cash flows at money market interest rates.

         The rental derivatives are presented in the balance sheet under financial assets/ (liabilities) caption and gains and losses arising from changes in their fair value are included in the statement of operations.

         The respective adjustment as at January 1, 2001 resulted in a decrease of the accumulated deficit by PLN 6,789, net of a tax charge.

         Transaction costs

         Under IAS 39 transaction costs are incremental costs that are directly attributable to the acquisition or disposal of financial asset or liability. Transaction costs include fees and commissions paid to agents, advisers, brokers, and dealers etc. Transaction costs do not include debt premium or discount, financing costs, or allocations of internal administrative or holding costs.

         Under IAS 39 transaction costs should be included in the initial measurement of all financial assets and liabilities. Before the IAS 39 implementation the Company deferred the transaction costs and amortized over the period of financing.

         The respective adjustment as at January 1, 2001 resulted in a decrease of the accumulated deficit by PLN 5,632, net of a tax charge.

         b.       Revenue recognition - multi-element contracts

         In the first quarter of 2001, the Company adopted the below criteria to its accounting policy regarding multi-element sale transactions and applied it retrospectively. The resulting adjustment to the opening balance of accumulated deficit as at January 1, 2001 resulted in a decrease by PLN 11,736, net of a tax charge and there were no changes to the balances as at January 1, 2000 and as at June 30, 2000. Both, net sales and cost of sales in the six month period ended June 30, 2000 increased by PLN 19,987.

         The change in the revenue recognition policy was initiated by Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101") that was issued by the Securities and Exchange Commission staff. SAB 101 reflects basic principles of revenue recognition in existing generally accepted accounting principles in the United States. Based on the above bulletin and further interpretations, the Company set up the criteria for recognition of multiple-element transactions and their presentation in the IAS financial statements.

         The multiple-element transactions with post-paid clients are classified as separable or non-separable contracts whereas the pre-paid services are treated as separable transactions. The initial revenue from a multiple-element arrangement that is non-separable (handset price and activation fee) is deferred over the average expected life of the customer. The direct cost of a product sold in this contract is also deferred in line with the revenue. The initial excess of cost over the revenue is immediately expensed. The revenue from separable multiple-element transactions and costs related to these transactions are recognized in the income statement as incurred.

b.       Revenue recognition - multi-element contracts (continued)

         The accounting treatment of revenues and relevant cost for multi-element arrangements is summarized in the following table:

Multi-element contract (handset, activation and telecommunication service)

                Separable                           Non-separable
                -------------------------------     ----------------------------
Accounting      Activation represents               Handset, activation and
treatment       up-front non-refundable fee.        service are treated as
                                                    multi-element contract that
                                                    is non-separable.
                Handset is sold separately
                from the rest of the
                multi-element contract

Revenue         Activation and handset revenue      Multiple Element Revenue:
recognition     is recognized immediately.          Activation and handset
                                                    revenue is deferred over
                                                    average expected life of the
                                                    customer.

Cost            Cost of the activation card         Multiple Element Cost:
recognition     and handset is recognized           Cost of activation card and
                immediately.                        cost of handset equal to
                                                    activation and handset
                                                    revenue is deferred over
                                                    average expected life of the
                                                    customer. The excess of the
                                                    costs over revenues is
                                                    immediately expensed.


         Total sales price of handsets sold together with prepaid service cards is allocated on a pro-rata basis based on the fair value of the elements.


4.       Financial risk management

         The progressively evolving financial markets together with a rapidly changing business environment create a challenging environment for treasury function of the Company. The general goal of the treasury function is to obtain cost efficient funding of the Company and to identify, measure and, if necessary, to hedge financial risk.

         The hedging policy approved by the Supervisory Board provides principles for overall financial risk management in the Company. This policy sets a framework within which hedging activity should operate. However, it also allows some discretion in the precise hedging strategy to be adopted, to allow the treasury function to react to market conditions. According to the hedging policy, each year the treasury function prepares a hedging strategy regarding transaction risk, which is later submitted to the Management Board and Operating Shareholders (Elektrim Telekomunikacja Sp. z o.o., DeTeMobil Deutsche Telekom MobilNet GmbH, MediaOne International B.V.).

         The ultimate responsibility for agreeing the details of the annual hedging strategy rests with the Management Board and the Operating Shareholders based on the recommendations of the Risk Management Committee consisting of the CFO, the Treasurer, the Controller and the Tax Manager. The responsibility for the execution of foreign exchange and interest rate hedge transactions, within the agreed strategy and in conformity with the hedging policy, rests with the treasury function of the Company. On the other hand, the Management Board and the Operating Shareholders must approve all actions taken to hedge translation risk.

         a.       Foreign exchange risk

         The main financing liabilities of the Company are denominated in foreign currencies (EUR and USD). The financial risk management is aimed both at minimizing the volatility of cash flows, in PLN terms, arising from fluctuations in the exchange rate of the PLN against other currencies and at minimizing the adverse effect of movements in exchange rates on the earnings and value of the Company in PLN terms.

         The foreign exchange rate exposure might be of two kinds - transaction exposure and translation exposure.

         The foreign exchange transaction exposures occur when the Company has cash inflows or outflows in currencies other than PLN. Treasury manages the transaction exposure based on forecasts of cash flows denominated in foreign currencies.

         These forecasts distinguish between forecasts of cash flows where there is significant certainty as to both the amount and timing of the cash flow ("Committed Exposures") and those where there is some uncertainty about the amount and/or timing of the cash flow ("Uncommitted Exposures").

         Hedge activities are undertaken on the basis of a rolling 12-month forecast provided by treasury function and business units of the Company. The Company normally seeks to cover Committed Exposures in the range of such figures to be agreed by the Management Board and the Operating Shareholders on at least an annual basis, providing hedging can be obtained.

         a.        Foreign exchange risk (continued)

         The foreign exchange translation exposures occur when profit and loss or balance sheet items are denominated in foreign currencies. The movement of the PLN against these currencies between reporting dates will result in a movement in the PLN value of these items. As indicated above, the Management Board and the Operating Shareholders must approve any action taken to hedge translation exposure.

         The Company does not speculate in foreign currency. Speculation is defined as taking any action to increase an exposure beyond that which exists due to an underlying commercial activity, in the expectation of making a foreign currency gain. Foreign exchange risk management transactions of the Company may be undertaken using the following instruments:

         a.        Foreign exchange risk (continued)

         -        Forward and NDF transactions,
         -        Currency swaps,
         -        Cross-currency interest rate swaps,
         -        FX options.

         The Company started hedging activities in 2000 by entering into certain forward and NDF transactions in order to realize its hedging strategy and policy (see Note 14).

         b.         Interest rate risk

         The Company is exposed to interest rate risk related to short-term and long-term loans and, to a smaller extent, to interest on short-term investments. Interest rate risk exposure arises from external financing denominated both in domestic and foreign currency. The Company's interest bearing liabilities are based on fixed and floating interest rates.

         Debt liabilities based on fixed interest rate are as follows (see Note
         12):

         -        the 10 3/4Notes with the face value of USD 253,203,000
         -        the 11 1/4Notes with the face value of USD 150,000,000
         -        the 11 1/4Notes with the face value of EUR 300,000,000

         Debt liabilities based on floating interest rates consist of Bank Credit Facilities (see Note 12) and Bridge Facility. The Company may utilize all facilities by individual drawdowns for the maturity of one, three, six or twelve months. The interest rate related to each drawdown is determined at the drawdown date and fixed for the maturity of the respective drawdown.

         The interest rate exposure consists of a risk of increasing short-term interest rates which would result in higher financing costs as well as a risk of decrease of short term interest rates which may result in a decrease of return on short-term investments. In general, the impact of interest rate fluctuations on its financing costs is much more important for the Company than the impact on its investment income. The interest rate exposure arises also from possibility of decreasing long-term interest rate what would result in relative increase of financing costs versus market yields. The Company is protected against such scenario by series of prepayment options at issuer request embedded into all Notes.


         The Company's interest rate exposure is managed by:

         -        managing the maturity periods of investments and borrowings,
         - varying the proportions of debt which bears interest on a fixed and a floating basis,
         - varying the period of time for which the interest rate is fixed in respect to the Bank Credit Facilities.

         b.         Interest rate risk (continued)

         In addition to the interest rate management tools described above, the Company may, in line with its hedging policy and upon consent of its Operating Shareholders, enter into the following interest rate hedging transactions:

         -        forward rate agreements (FRAs),
         -        interest rate swaps,
         -        interest rate options (caps, floors, collars).

         c)       Credit risk

         Commercial credit risk

         The Company operates in one industry segment, providing cellular telephone communication services. Substantially all of the Company's trade debtors are Polish businesses and individuals. Further, the Company has established a network of dealers within Poland to distribute its products. The dealers share many economic characteristics thus receivables from each of these dealers present similar risk to the Company.

         Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base. Ongoing credit evaluations of customers' financial condition are performed and generally, no collateral is required. The Company maintains provisions for potential credit losses and such losses, in the aggregate, have not exceeded management's estimates. No single customer accounts for 10% or more of revenues, except for transactions with Telekomunikacja Polska S.A. (TP S.A.).

         Financial credit risk

         There is a risk that the counterparties may be unable to meet their obligations related to financial instruments. This credit risk is monitored and measured by the treasury function in the Company. In order to minimize the risk the Company limits its counterparties to a sufficient number of major banks and financial institutions.

         The direct credit risk represents the risk of loss resulting from counterparty default in relation to on-balance sheet products. The held to maturity and market investments are subject to high quality credit criteria. The investments are also closely monitored by the treasury function in the Company. The treasury function does not expect that the Company would be exposed to credit risk from its counterparties due to their high credit ratings.

5.       Net sales

                                                      Three months ended
                                                           March 31,
                                                          (unaudited)
                                               2001                      2000
                                               ----                      ----
                                                                      (restated)
Service revenues and fees                      928,421                   740,032
Sales of telephones and accessories             52,733                    59,189
                                           -----------               -----------
                                               981,154                   799,221
                                               =======                   =======

         The Company operates in one segment (providing cellular telecommunication services and the ancillary sale of cellular telephones and accessories) and in one market (the Republic of Poland).

6.       Costs and expenses


                                                        Three months ended
                                                            March 31,
                                                           (unaudited)
                                                    2001                 2000
                                                                      (restated)
Cost of sales:
  Cost of services sold                             377,773              302,584
  Cost of sales of telephones and accessories
                                                    241,618              229,950
                                                -----------          -----------
                                                    619,391              532,534

Operating expenses:
  Selling and distribution costs                    158,897              129,165
  Administration and other operating cost            47,901               38,037
                                                -----------          -----------
                                                    206,798              167,202
                                                -----------          -----------
                                                    826,189              699,736
                                                    =======              =======

7.       Tangible fixed assets, net

                                        At March 31,          At December 31,
                                            2001                   2000
                                            ----                   ----
                                        (unaudited)

Land and buildings                            190,058                191,372
Plant and equipment                         2,856,143              2,688,668
Motor vehicles                                 13,576                 12,456
Other fixed assets                            456,944                420,473
Construction in progress                      191,372                201,122
                                       --------------         --------------
                                            3,708,093              3,514,091
                                            =========              =========


         For tangible fixed assets under construction, the Company capitalizes interest and foreign exchange gains/losses incurred and directly attributable to the acquisition and construction of the qualifying assets. The financing costs are capitalized only during the period of construction of the qualifying assets. During the three month period ended March 31, 2001 the Company capitalized PLN 7,299 of foreign exchange gains and PLN 3,740 of interest expense. During the three month period ended March 31, 2000 the Company capitalized PLN 2,141 of foreign exchange gains and no interest expense.


         Table of movements in tangible fixed assets.



                                Land and     Plant and      Motor    Other fixed   Construction       Total
                                buildings     equipment    vehicles     assets      in progress
         Cost
         At January  1, 2001      200,062      3,293,697     28,727      468,801        201,122     4,192,409
         Additions                      -              -          -        2,757        303,513       306,270
         Transfers                      -        267,251      2,680       43,199      (313,130)             -
         Disposals                      -        (1,977)      (885)      (2,928)          (133)       (5,923)
                               ------------  -----------  ----------------------- -------------     ------------
         At March 31, 2001        200,062      3,558,971     30,522      511,829        191,372     4,492,756
                               ------------  -----------  ----------------------- -------------     ------------
         Depreciation

         At January 1, 2001         8,690        605,029     16,271       48,328              -       678,318
         Charge                     1,314         99,046      1,500        8,604              -       110,464
         Disposals                      -        (1,247)      (825)      (2,047)              -       (4,119)
                               ------------  -----------  ----------------------- -------------     ------------
         At March 31, 2001         10,004        702,828     16,946       54,885              -       784,663
                               ------------ ------------  ----------------------- -------------     ------------
         Net book value at
         January 1, 2001          191,372      2,688,668     12,456      420,473        201,122     3,514,091
                                  =======       ========   ========      =======     ==========     ============
         Net book value at
         March 31, 2001           190,058      2,856,143     13,576      456,944        191,372     3,708,093
         (unaudited)               ======        =======     ======      =======     ==========     ============


         Tangible fixed assets held under capital leases (included in the previous schedule):


                                                  At March 31,                        At December 31,
                                                      2001                                  2000
                                                      ----                                  ----
                                                  (unaudited)

                                        Land       Building      Other        Land       Building      Other

         Cost                              6,293     193,177          990        6,293     193,177          990
         Accumulated
         depreciation                          -    (10,004)        (165)            -     (8,690)        (140)
                                      ----------  ----------   ----------   ----------  ----------   ----------
         Net                               6,293     183,173          825        6,293     184,487          850
                                          ======      ======       ======       ======      ======       ======



8.       Intangible fixed assets, net


                                                  At March 31,                 At December 31,
                                                      2000                           2000
                                                      ----                           ----
                                                   (unaudited)

       GSM and UMTS licenses                          2,107,221                        2,166,875
       Computer software                                162,645                          147,150
       Trademark                                            142                              146
       Financing Transaction Costs                       20,927                                -
                                                ---------------                  ---------------
                                                      2,290,935                        2,314,171
                                                      =========                        =========



         During the three month period ended March 31, 2001 the Company capitalized PLN 77,483 of foreign exchange gains and PLN 37,109 of interest expense on intangible assets. During the three month period ended March 31, 2000 the Company capitalized PLN 4,887 of foreign exchange gains and 7,132 of interest expense on intangible assets. The Company has no intangible assets generated internally.

         Table of movements in intangible fixed assets.




                                   GSM/UMTS        Computer           Trade         Financing
                                   Licenses        software           Mark         Transaction       Total
                                                                                      Costs
          Cost
          At January 1, 2001     2,395,499          253,297              206               -        2,649,002
          IAS 39 adjustments             -                -                -          16,553           16,553
          Additions                      -           44,372                -          20,455           64,827
          Disposals                      -                -                -        (15,670)         (15,670)
          Capitalization          (40,373)                -                -               -         (40,373)
                               -------------   ------------     ------------     ------------    ------------
          At March 31, 2001      2,355,126          297,669              206          21,338        2,674,339
                               -------------   ------------     ------------     ------------    ------------
          Amortization
          At January 1, 2001       228,624          106,147               60               -          334,831
          IAS 39 adjustments             -                -                -           5,217            5,217
          Charge                    19,281           28,877                4          10,864           59,026
          Disposal                       -                -                -        (15,670)         (15,670)
                               -------------   ------------     ------------     ------------    -------------
          At March 31, 2001        247,905          135,024               64             411          383,404
                               -------------   ------------     ------------     ------------    -------------
          Net book value at
          January 1,2001         2,166,875          147,150              146               -        2,314,171
                                  ========         ========         ========        ========         ========
          Net book value at
          March 31, 2001
          (unaudited)            2,107,221          162,645              142          20,927        2,290,935
                                  ========         ========         ========        ========         ========


9.       Financial assets
                                             At March 31,        At December 31,
                                                 2001                  2000
                                                 ----                  ----
                                              (unaudited)
Long-term investments                             92,559               96,880
Note options (see Note 3a and 14)                 29,137                    -
Rental derivatives (see Note 3a and 14)            8,777                    -
                                            ------------           ------------
                                                 130,473                96,880
                                                 =======               =======

         Investments at March 31, 2001 consisted of the US Treasury Bills and German Treasury Bills (the "Bills"). These Bills are part of an escrow fund established to secure payment of interest during the first two and a half years on the 11 1/4 Notes issued by PTC International Finance II S.A. in 1999. They consist of long-term portion (PLN 92,559 as of March 31, 2001 and PLN 96,880 as of December 31, 2000) and short-term portion (PLN 186,364 as of March 31, 2001 and PLN 191,679 as of December 31,
         2000) presented in the balance sheet under long-term and short-term investments captions, respectively.

         Note options reflect the fair value of the issuer options separated from the 10 3/4 Notes and 11 1/4 Notes (see Note 3a).

         Rental derivatives reflect the fair value of the derivatives embedded in the Company's foreign currency rental contracts.

10.      Deferred costs
                                          At March 31,        At December 31,
                                              2001                 2000
                                              ----                 ----
                                          (unaudited)

Multiple-element transaction costs              99,153              111,251
Notes issuance cost                                  -               67,522
Loan facility issuance cost                          -               11,336
Other                                                -               12,638
                                            ----------           ----------
                                                99,153              202,747
                                                ======               ======


         Multiple-element transaction cost represents the deferred costs from non-separable contracts (see Note 3b).

         According to the requirements of IAS 39 Notes issuance costs were included in initial measurement of long-term Notes liabilities. Respectively Loan facility issuance costs were reclassified into intangible assets.

11.      Current liabilities
                                           At March 31,          At December 31,
                                               2001                   2000
                                               ----                   ----
                                           (unaudited)

Accruals                                        233,018                142,664
Trade creditors                                 190,441                165,508
Construction payables                           188,118                354,727
Deferred income                                  90,881                100,209
Forward contracts (see Note 3a and 14)           80,324                 45,873
GSM/UMTS license liability                       58,366              1,184,488
Amounts due to State Treasury                    58,716                 44,732
Finance lease payable                            29,533                 28,845
Overdraft facilities                              9,799                 36,342
Accounts payable to shareholders                  1,526                  1,748
Payroll                                             264                  2,047
Short-term portion of Loan facility                   -                 85,851
                                         --------------         --------------
                                                940,986              2,193,034
                                               ========               ========

         In the underlying condensed consolidated financial statements the Company reclassified main license liabilities from current liabilities to long-term liabilities as a result of arrangement of Bank Credit Facilities which will be used as long term financing to pay license installments.

12.      Long-term liabilities
                                            At March 31,        At December 31,
                                                2001                 2000
                                                ----                 ----
Interest bearing liabilities                (unaudited)
----------------------------

Long-term Notes                                2,563,738            2,651,052
Bank Credit Facilities                         1,567,900                    -
GSM/UMTS licenses liabilities                    955,069              389,998
Finance leases payable                           156,129              193,361
Bridge Facility                                  101,276                    -
Index swaps (see Note 3a and 14)                  37,074                    -
Loan facility                                          -              751,980
                                         ---------------      ---------------
                                               5,381,186            3,986,391
Non-interest bearing liabilities

Multiple-element transaction revenue              99,153              111,251
                                         ---------------      ---------------
                                               5,480,339            4,097,642
                                               =========            =========

         On February 20, 2001 the Company signed the loan facility agreements with theconsortium of banks organized by Deutsche Bank AG London, Deutsche Bank Polska S.A., Dresdner Bank Luxembourg S.A. and the European Bank of Reconstruction and Development ("Bank Credit Facilities"). The balance outstanding as of March 31, 2001 amounted to PLN 1,568 million which consisted of PLN 953 million of the foreign exchange tranche (equivalent of EUR 263.5 million as of March 31, 2001), and PLN 615 million of the domestic tranche (equivalent of EUR 170 million as of March 31, 2001) borrowings. The main terms of the agreement are as follows:

         Facilities limits equivalent of EUR 550 million available under two tranches: foreign exchange tranche amounting to EUR 292.5 million and domestic tranche of EUR 257.5 million available in PLN, and equivalent of EUR 100 million available under two tranches: foreign exchange tranche amounting to EUR 95 million and domestic tranche of EUR 5 million available in PLN

         Interests         LIBOR, EURIBOR, WIBOR plus margin varying between
                           0.60% p.a. and 0.90 %  p.a.

         Commitment fee    50% of the margin (as above)

         Collateral        pledge of the Company's assets and rights except
                           for future real estates, the escrow fund for Notes and leased assets

         Repayment         date reduction in facility limit starting from
                           September 30, 2004 to February 20, 2006

         Due to the terms of the Bank Credit Facilities substantially all of Company's assets and rights except for future real estates, the escrow fund for Notes and leased assets should be pledged to secure the Bank Credit Facilities. This pledge was registered in the National Court Register on April 24, 2001.

         On March 30, 2001 the Company signed the senior subordinated bridge facility agreement with Deutsche Bank Luxembourg S.A. organized by Deutsche Bank AG London ("Bridge Facility"). The Bridge Facility was utilized to fund approximately one-third of the UMTS License installment due on March 30, 2001. The balance outstanding as of March 31, 2001 amounted to PLN 101 million (equivalent of EUR 28 million as of March 31, 2001). The accrued interest under Bridge Facility is presented in the balance sheet within current liabilities.

         The main terms of the agreement are as follows:

         Facility limit    EUR 28 million

         Interests         EURIBOR plus margin of 4.0 % p.a. to 7.0% p.a.

         Ranking senior subordinated, pari passu with the Company's guarantee of the 111/4 Notes

         Collateral        unsecured

         Repayment         date in the date falling 366 days after the
                           utilization date; transfer into a long-term loan with five year maturity possible after one year from the utilization

13.      Related party transactions

         Elektrim S.A. and Elektrim Telekomunikacja Sp. z o.o.

         Elektrim S.A. was the 48 % shareholder of the Company until November 1999 when it transferred its holding in the Company to its subsidiary Elektrim Telekomunikacja Sp. z o.o. ("ET"). The Company purchased services from Elektrim S.A. amounting to PLN 88 during the three month period ended March 31, 2001, PLN 384 during the three month period ended March 31, 2000. These purchases related to the supervision of contracting matters and administrative support relating to the Company's contracts with suppliers. The Company realized sales to Elektrim S.A. of PLN 306 for the three month period ended March 31, 2001, PLN 120 during the three month period ended March 31, 2000. Net receivables outstanding were PLN 166 at March 31, 2001 and net payables outstanding were PLN 92 at December 31, 2000. The Company realized sales to ET of PLN 8 for the three month period ended March 31, 2001. In year 2000 there were no transactions with ET.

         DeTeMobil Deutsche Telekom MobilNet GmbH ("DeTeMobil")

         DeTeMobil is a 22.5 % shareholder of the Company. The Company purchased services from DeTeMobil amounting to PLN 5,641 during the three month period ended March 31, 2001, PLN 3,836 during the three month period ended March 31, 2000. These purchases related to assistance regarding technical and management operations, roaming settlements and support of billing system. The Company realized sales of PLN 3,936 during the three month period ended March 31, 2001, PLN 3,900 during the three month period ended March 31, 2000. Net payables outstanding were PLN 1,294 at March 31, 2001 and PLN 462 at December 31, 2000.

         MediaOne International B.V. ("MediaOne")

         MediaOne, currently controlled by DeTeMobil, is a 22.5 % shareholder of the Company. The Company purchased services from MediaOne amounting to PLN 278 during the three month period ended March 31, 2001, PLN 630 during the three month period ended March 31, 2000. These purchases related to financing, marketing and sales assistance, from MediaOne. There were no balances outstanding at March 31, 2001 and December 31, 2000.

         Related party transactions were conducted primarily on market terms.

14.      Derivatives

         The table below shows the changes in the fair value of derivatives recognized by the Company.



         Type of derivative                   Forward       Note        Index      Rental        Total
                                             contracts     options      swaps    derivatives
         Balance at
         January 1, 2001
         asset/(liability)                     (45,873)       18,077   (35,962)         8,853     (54,905)
            Changes in the fair value
            reported in the statement of
            operations                         (34,451)       11,060    (1,112)          (76)       (24,579)
                                            -----------  ----------- ----------    -----------   -----------
         Balance at
         March 31, 2001                        (80,324)       29,137   (37,074)         8,777       (79,484)
         asset/(liability)
                                               ======          ======   ======           =====        ======



         Forward contracts

         The fair value of open transaction amounted to PLN 80,324 and PLN 45,873 as of March 31, 2001 and December 31, 2000, respectively. The Company recognized the loss from forward transactions of PLN 34,451 and PLN 6,131 for the three-month period ended March 31, 2001 and March 31, 2000, respectively.

         The table below presents the information related to the forward transactions as of March 31, 2001 and for the three-month period then ended.



           Principal value          Maturity date       Fair value     Fair value   Fair value    Fair value
              in currency                                                 average        min           max
           ---------------          -------------       ----------     -----------  -----------   ----------
                                                      March 31, 2001     1Q 2001      1Q 2001       1Q 2001

                                        Non-deliverable forward contracts

         56,100 thousand EUR        April 2, 2001        (50,746)        (42,408)     (50,746)     (35,923)
           (entered 2000)
         56,000 thousand EUR        April 2, 2001        (6,127)         (6,127)      (6,127)       (6,127)
           (entered 2001)

                                                Forward contracts

         16,875 thousand EUR        June 1, 2001         (17,367)        (14,871)     (17,367)     (12,903)
         8,438 thousand USD         June 1, 2001         (6,084)         (5,839)      (6,084)       (5,523)
                                                       ------------    ------------
                                                         (80,324)        (69,245)
                                                         =======         =======



         Note options, index swaps and rental derivatives

         See Note 3a (recognition and measurement)


15.      Capital commitments

                                          At March 31,         At December 31,
                                             2001                   2000
                                             ----                   ----
                                           (unaudited)

Authorized and contracted                     608,834              970,532
Authorized and not contracted               1,286,681            1,487,877
                                       --------------         ------------
                                            1,895,515            2,458,409
                                             ========              =======

16.      Estimation of the fair values

         The following table presents the carrying amounts and fair values of the Company's financial instruments outstanding as of March 31, 2001 and December 31 2000. The carrying amounts in the table are included in the balance sheet under the indicated captions. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.


                                                       March, 31                      December, 31
                                                          2001                            2000
                                                          ----                            ----
                                                      (unaudited)

                                                Carrying      Fair value         Carrying      Fair value
                                                 amount                           amount

                                                      million PLN                      million PLN
         Financial Assets

         Cash and cash equivalents                   221             221               29             29
         Debtors and accrued revenue                 401             401              432            432
         Short-term investments                      186             186              192            191
         Long-term investment                        130             131               97             97

         Financial Liabilities

         Current liabilities and accruals
                                                     762             762            2,019          2,019
         Long-term liabilities                     5,225           5,209            3,793          3,513


         Debtors, current liabilities and accruals The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

         Cash and cash equivalents, short-term and long-term investments The carrying amounts of cash and cash equivalents approximate fair values. The fair value of publicly traded short-term and long-term investments is based on quoted market values.

         Long-term interest-bearing liabilities
         The fair value of fixed rate long-term debt is estimated using the expected future payments discounted at market interest rates, except for the publicly traded liabilities, which are quoted at market values. The carrying amount of market-based floating rate long-term loans approximates their fair value.

17.      Supplementary Information to IAS Financial Statements

         A reconciliation of the Company's consolidated net profit / (loss) under Polish Accounting Standards ("PAS") and IAS is summarized as follows:


                                                                            Three months ended

                                                                     March 31,               March 31,
                                                                        2001                   2000
                                                                        ----                   ----
                                                                    (unaudited)             (unaudited)
                                                                                            (restated)

       Comprehensive net profit / (loss) under PAS                        73,051               (27,933)

       Foreign translation difference                                      (640)                    169
       IAS adjustment for GSM
           licenses amortization                                           1,570                  1,284
       IAS adjustment for GSM
           licenses discount                                             (5,504)                (6,603)
       Unrealized foreign exchange differences                           111,966                 66,972
       Finance lease                                                        (90)                    854
       IAS assets adjustment                                               (744)                  (743)
       Development and start-up costs                                        724                    896
       Change in revenue recognition policy                              (8,267)                      -
       IAS 39 implementation                                              10,400                      -
       Deferred tax charge                                              (45,748)                (3,352)
                                                                     -----------            -----------
        Comprehensive net profit/(loss) under IAS (restated)
                                                                         136,718                 31,544
                                                                         =======                =======

17.      Supplementary Information to IAS Financial Statements (continued)

         A reconciliation of the Company's shareholders' equity under PAS and IAS is summarized as follows:


                                                                          Shareholders' equity at

                                                                     March 31,             December 31,
                                                                        2001                   2000
                                                                        ----                   ----
                                                                    (unaudited)

       Shareholders' equity under PAS                                   695,635                623,371

       Foreign translation difference                                   (1,283)                (1,429)
       IAS adjustment for GSM
           licenses amortization                                         23,183                 21,613
       IAS adjustment for GSM
           licenses discount                                           (85,279)               (79,775)
       Unrealized foreign exchange
           differences                                                  197,008                 85,043
       Finance lease                                                      2,616                  2,706
       IAS assets adjustment                                              7,053                  7,796
       Development an start-up costs                                    (1,572)                (2,296)
       Change in revenue recognition policy                               8,033                 16,300
       IAS 39 implementation                                           (17,565)                      -
       Deferred tax asset/(liability)                                  (25,632)                 13,618
                                                                   ------------           ------------

       Shareholders' equity under IAS                                   802,197                686,947
                                                                        =======                =======

         The above differences are caused by the following reasons:

         o Recognition of the long-term license liabilities at present value for IAS purposes, while they were recorded at undiscounted nominal value under Polish accounting regulations. This accounting results in higher interest expense under IAS, which is partially offset by lower amortization expense and foreign exchange losses.

         o Unrealized foreign exchange gains recognized as financial income for IAS purposes but deferred for PAS purposes.

         o Difference in treatment of assets held under finance lease and other capital assets written off for PAS purposes.

         o Development and start-up costs expensed in IAS according to IAS 38 "Intangible Assets".

         o        Certain provisions of IAS 39 were not applied in PAS

         o Certain cost not applicable to multiple-element transactions under IAS are accrued for PAS purposes.

         o Adjustment to deferred tax on temporary differences in preceding adjustments.

18.      Differences between IAS and U.S. GAAP

         The Company's condensed consolidated financial statements are prepared in accordance with International Accounting Standards, which differ in certain aspects from U.S. GAAP.

         The effects of the principal differences between IAS and U.S. GAAP in relation to the Company's condensed consolidated financial statements are presented below, with explanations of certain adjustments that affect total comprehensive net profit.

         Reconciliation of consolidated net profit:

                                                                               Three months ended

                                                                           March 31,        March 31,
                                                                             2001             2000
                                                                             ----             ----
                                                                          (unaudited)      (unaudited)
                                                                                           (restated)
       Comprehensive net profit reported under IAS (restated)
                                                                              136,718           31,544
       U.S. GAAP adjustments:

       (a)    Removal of foreign exchange differences capitalized for
              IAS                                                              84,782            7,028
       (b)    Depreciation and amortization of foreign exchange
                                                                                2,315            2,288
       (c)    SAB 101 implementation                                              172          (1,311)
       (d)    SFAS 133/IAS 39 implementation                                 (19,941)                -

       (e)    Transaction costs                                                 7,220                -

       (f)    Deferred tax on above                                             4,844              367

                                                                           ------------     ------------
       Comprehensive net profit under U.S. GAAP                                 216,110         39,916
                                                                                =======         =======

17.      Differences between IAS and U.S. GAAP (continued)

         Reconciliation of consolidated shareholders' equity


                                                                     At March 31,           At December 31,
                                                                         2001                     2000
                                                                         ----                     ----
                                                                      (unaudited)
             Consolidated shareholders' equity reported under
             IAS(restated)                                                 802,197                 686,947
             U.S. GAAP adjustments:
             (a)     Removal of foreign exchange differences
                     capitalized for IAS                                  (14,282)                (99,064)

             (b)     Depreciation and amortization on (a) above             25,280                  22,965
             (c)     Revenue recogntion                                    (1,417)                 (1,589)
             (d)     SFAS 133/IAS 39 implementation                         15,217                       -
             (e)     Transaction costs                                           -                       -
             (f)     Deferred taxes on above                               (1,181)                     445
                                                                     -------------           -------------
             Consolidated shareholders' equity under
             U.S. GAAP                                                     825,814                 609,704
                                                                          ========                ========



         (a)      Removal of foreign exchange differences capitalized for IAS

         In accordance with IAS 23 "Borrowing Costs", the Company capitalizes financing costs, including interest and foreign exchange gains or losses, into assets under construction.

         For tangible fixed assets under construction, the Company capitalizes interest and foreign exchange gains or losses incurred and directly attributable to the acquisition and construction of the qualifying assets that would have been avoided if the expenditure on the qualifying assets had not been made. The financing costs are capitalized only during the period of construction of the qualifying assets (see Note 7). The Company capitalized financing costs attributable to the acquisition of its GSM 900, GSM 1800 and UMTS licenses, including interests on the related long-term obligation and foreign exchange losses because these licenses are integral parts of the network (see Note 8).

         Under Statement of Financial Accounting Standards 52 "Foreign Currency Translation", however, foreign exchange differences relating to financing obligations should be included in the statement of operations of the Company. Consequently, the amounts of foreign exchange differences capitalized in accordance with IAS 23 in the Company's financial statements are expensed under U.S. GAAP.

18.      Differences between IAS and U.S. GAAP (continued)
         -------------------------------------------------

         (b)      Depreciation and amortization

         The U.S. GAAP adjustments for depreciation and amortization shown above represent the amounts of depreciation and amortization charges relating to capitalized foreign exchanges differences in the Company's IAS financial statements. Since under U.S. GAAP these foreign exchange differences are not permitted to be capitalized and are instead expensed, the depreciation and amortization of these capitalized differences under IAS has been reversed.

         (c)      Revenue recognition (SAB 101)

         As described in Note 3b the Company applied under IAS certain principles of SAB101 retrospectively. Though, under U.S. GAAP a calendar year company is required to adopt the new rules in the fourth quarter of 2000. The Company should calculate the effect of SAB 101 as of January 1, 2000, make the cumulative entry on that date, and restate all quarterly information previously reported during 2000.

         Under U.S. GAAP, the application of SAB 101 results in the different treatment of the separable multiple-element transactions. Revenues and costs related to this transactions are recognized in the income statement as incurred, except for up-front non-refundable fees (activation fees) and direct costs related to these fees. These activation fees and related costs are deferred over the average expected life of the customer. Under IAS up-front non-refundable fees are recognised immediately.

         (d)      SFAS 133

         In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. In June 1999, the FASB issued Statement No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 . In June 2000, the FASB issued Statement 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133 .

         Statement 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

18.      Differences between IAS and U.S. GAAP (continued)

         Statement 133, as amended, is effective for fiscal years beginning after June 15, 2000. A Company may also implement the Statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998, and thereafter). Statement 133 cannot be applied retroactively. Statement 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid instruments. With respect to hybrid instruments, Company may elect to apply Statement 133, as amended, to (1) all hybrid instruments, (2) only those hybrid instruments that were issued, acquired, or substantively modified after December 31, 1997, or (3) only those hybrid instruments that were issued, acquired, or substantively modified after December 31, 1998. The Company adopted Statement 133 on January 1, 2001. The Company applied Statement 133 to all hybrid instruments.

         Long-term Notes issued by the Company have embedded derivatives (CALL options). These options should be separated from host contract and accounted for as a derivative under IAS 39, while they should not be separated under SFAS 133. Therefore, the fair value of the bifurcated options is not recognized for U.S. GAAP purposes.

         The transition rules of IAS 39 specifies that any adjustment of the previous carrying amount was recognized as an adjustment of the balance of retained earnings at the beginning of the year 2001. The accounting change principles under U.S. GAAP advise to include the cumulative effect in the net income of the period of the change.

         The cumulative adjustment as at January 1, 2001 resulted in an increase of accumulated deficit of PLN 4,926, net of a tax benefit.

         (e)      Transaction costs

         As described in Note 4, IAS 39 requires transaction costs to be included in the initial measurement of financial assets and liabilities. Under U.S. GAAP these transaction costs should be presented as deferred costs in the amount of PLN 73,642 as at January 1, 2001 and in the amount of PLN 70,109 as at March 31, 2000.

         The cumulative adjustment to the net profit as of January 1, 2001 resulted in the increase of PLN 5,632.

         (f)      Presentation of deferred taxation

         Under IAS, passing certain criteria, the Company may net deferred tax liabilities and assets and present a net balance in the balance sheet. Under U.S. GAAP current and non-current portions, by tax jurisdiction, of the above should be disclosed separately. As of March 31, 2001 the Company recognized PLN 60,016 of net current deferred tax asset (PLN 47,574 as at December 31, 2000) and PLN 119,192 of net long-term deferred tax liability (PLN 107,637 as at December 31, 2000).

18.      Differences between IAS and U.S. GAAP (continued)


         (g)      Extraordinary item

         In the first quarter of 2001 the Company refinanced the existing Loan facility by the new Bank Credit Facilities. The intangible asset related to the Loan facility arrangement amounting to PLN 10,122 was written-off, net of a tax benefit of PLN 2,834. According to U.S. GAAP the Company should recognize this costs as extraordinary item, though under IAS it is presented under amortization expense.